Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the three months ended
June 30, 2017 and 2016
(Unaudited)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
For the three months ended June 30
(in thousands of Canadian dollars, except per share amounts)

	Notes	2017	2016

		$	$

Revenue	3	28,205	15,695
Cost of sales	6	14,963	11,036
Gross profit		13,242	4,659
Selling, general and administrative expenses		25,832	18,093
Depreciation and amortization		2,168	1,446
Operating loss		(14,758)	(14,880)
Net interest and other finance costs	9	3,092	3,095
Loss before income taxes		(17,850)	(17,975)
Income tax recovery		(5,761)	(3,939)
Net loss		(12,089)	(14,036)

Other comprehensive loss
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation		(37)	8
Items that may be reclassified to earnings:
Cumulative translation adjustment		212	—
Net loss on derivatives designated as cash flow hedges, net of tax of $51 (2016 - nil)		(151)	—
Reclassification of gains on cash flow hedges to income		18	—
Other comprehensive income		42	8
Comprehensive loss		(12,047)	(14,028)

Earnings (loss) per share	4
Basic and diluted		(0.11)	(0.14)

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 1 of 21

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at June 30, 2017 and March 31, 2017
(in thousands of Canadian dollars)

		June 30	March 31
	Notes	2017	2017
Assets		$	$
Current assets
Cash		13,103	9,678
Trade receivables	5	8,543	8,710
Inventories	6	176,969	125,464
Income taxes receivable		5,557	4,215
Other current assets	15	12,452	15,156
Total current assets		216,624	163,223

Deferred income taxes		10,080	3,998
Property, plant and equipment		40,393	36,467
Intangible assets		131,721	131,912
Goodwill		45,269	45,269
Total assets		444,087	380,869

Liabilities
Current liabilities
Accounts payable and accrued liabilities	7, 15	47,362	58,223
Provisions	8	4,733	6,046
Total current liabilities		52,095	64,269

Provisions	8	9,361	9,526
Deferred income taxes		11,198	10,888
Revolving facility	9	97,277	6,642
Term loan	9	136,560	139,447
Other long-term liabilities		3,167	3,929
Total liabilities		309,658	234,701

Shareholders' equity		134,429	146,168
Total liabilities and shareholders' equity		444,087	380,869

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 2 of 21

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars)

		Share Capital			Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
	Notes	Common Shares	Preferred Shares	Total
		$	$	$	$	$	$	$

Balance as at March 31, 2017		103,295	—	103,295	4,074	40,101	(1,302)	146,168
Exercise of stock options	10	529	—	529	(381)	—	—	148
Net loss for the period		—	—	—	—	(12,089)	—	(12,089)
Other comprehensive income, net of tax		—	—	—	—	—	42	42
Recognition of share-based compensation	11	—	—	—	160	—	—	160
Balance as at June 30, 2017		103,824	—	103,824	3,853	28,012	(1,260)	134,429

Balance as at March 31, 2016		3,350	56,871	60,221	57,740	25,433	(692)	142,702
Net loss for the period		—	—	—	—	(14,036)	—	(14,036)
Other comprehensive income, net of tax		—	—	—	—	—	8	8
Recognition of share-based compensation	11	—	—	—	125	—	—	125
Balance as at June 30, 2016		3,350	56,871	60,221	57,865	11,397	(684)	128,799

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 3 of 21

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the three months ended June 30
(in thousands of Canadian dollars)

	Notes	2017	2016
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		(12,089)	(14,036)
Items not affecting cash
Depreciation and amortization		3,063	1,899
Income tax recovery		(5,761)	(3,939)
Interest expense		3,012	2,098
Unrealized loss on forward contracts		203	344
Unrealized foreign exchange gain		(3,471)	—
Write off of deferred financing charges on refinancing		—	946
Share-based compensation	11	160	125
		(14,883)	(12,563)

Changes in non-cash operating items	17	(61,329)	(40,091)

Income taxes paid		(1,346)	(7,259)
Interest paid		(2,478)	(585)
Net cash used in operating activities		(80,036)	(60,498)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(5,573)	(4,057)
Investment in intangible assets		(1,266)	(1,366)
Business combination	13	(350)	(500)
Net cash used in investing activities		(7,189)	(5,923)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility	17	90,502	120,750
Repayment of credit facility		—	(55,203)
Exercise of stock options	10, 17	148	—
Net cash from financing activities		90,650	65,547

Increase (decrease) in cash		3,425	(874)

Cash, beginning of period		9,678	7,226
Cash, end of period		13,103	6,352

The accompanying notes to the condensed consolidated interim financial statements are an integral part of this financial statement.

Canada Goose Holdings Inc.    Page 4 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Note 1.	The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell premium outdoor apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, jackets, shells, vests, knitwear and accessories for fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada. The use of the terms “Canada Goose”, “we”, “us” and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC (“DTR”), an entity indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 69.2% of the total shares outstanding as at June 30, 2017. Subordinate voting shares that trade on public markets represent 30.8% of the issued and outstanding shares as at June 30, 2017.
Our fiscal year ends on March 31.
The accompanying Interim Financial Statements include the accounts and results of the Company and its wholly owned subsidiaries:

Subsidiaries	Location
Canada Goose Inc.	Canada
Canada Goose US, Inc.	USA
Canada Goose International AG	Switzerland
Canada Goose UK Retail Limited	United Kingdom
Canada Goose International Holdings Limited	United Kingdom
Canada Goose Europe AB	Sweden
Canada Goose Services Limited	United Kingdom
Canada Goose Trading Inc.	Canada
Operating Segments
The Company classifies its business in two operating and reportable segments: Wholesale and Direct-to-Consumer. The Wholesale business comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, and individual shops. The Company’s products reach these retailers through a network of international distributors and direct delivery.
The Direct-to-Consumer business comprises sales through the country-specific e-commerce platforms and its retail stores.
Financial information for the two reportable operating segments is included in note 3.
Seasonality
We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our revenue and income for the year during our second and third fiscal quarters.

Canada Goose Holdings Inc.    Page 5 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Working capital requirements typically increase during the first and second quarters of the fiscal year as inventory builds to support peak shipping and selling periods and, accordingly, typically decrease during the third and fourth quarters of the fiscal year as inventory has been shipped and receivables collected. Cash flows from operating activities is typically highest in the third quarter of the fiscal year due to reduced working capital requirements during that period.

Note 2.	Significant accounting policies
Statement of Compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Certain information which is considered material to the understanding of the Company's Interim Financial Statements and which are normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") are provided in these notes. These Interim Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Company’s March 31, 2017 annual consolidated financial statements. These Interim Financial Statements and the accompanying notes and have been prepared using the accounting policies described in note 2 to the annual consolidated financial statements, except as noted below.
The Interim Financial Statements were authorized for issue in accordance with a resolution of the Company’s Board of Directors on August 9, 2017.
Basis of presentation
The significant accounting policies and critical accounting estimates and judgments as disclosed in the Company’s March 31, 2017 annual consolidated financial statements have been applied consistently in the preparation of these Interim Financial Statements. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Standards issued and adopted
The Company adopted amendments to IAS 7, Statement of Cash Flows (“IAS 7”) which are effective for annual periods beginning on or after January 1, 2017. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Implementation of the standard has not had a material effect on the Interim Financial Statements. Additional disclosure has been provided in note 17.
The Company adopted amendments to IAS 12, Income Taxes, which are effective for the year beginning on or after January 1, 2017. The amendments clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. Implementation of the standard has not had a material effect on the Interim Financial Statements.
Standards issued but not yet effective
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policy for the first period

Canada Goose Holdings Inc.    Page 6 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations are provided below.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which replaces the detailed guidance on revenue recognition requirements that currently exists under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more accurate picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15 has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of this amendment on its consolidated financial statements.
Principles of consolidation
The Interim Financial Statements include the Company and its wholly owned subsidiaries described in note 1. All intercompany accounts and transactions have been eliminated.
Note 3.Segment information
The Company has two reportable operating segments: Wholesale and Direct-to-Consumer. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company's chief operating decision maker, who is the President and Chief Executive Officer, for assessing the performance of operating segments. Neither reportable operating segment is reliant on any single external customer.

Canada Goose Holdings Inc.    Page 7 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

	For the three months ended June 30, 2017
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	19,896	8,309	—	28,205
Cost of sales	12,907	2,056	—	14,963
Gross profit	6,989	6,253	—	13,242
Selling, general and administrative expenses	5,868	6,546	13,418	25,832
Depreciation and amortization	—	—	2,168	2,168
Operating income (loss)	1,121	(293)	(15,586)	(14,758)
Net interest and other finance costs				3,092
Loss before income taxes				(17,850)

	For the three months ended June 30, 2016
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	14,437	1,258	—	15,695
Cost of sales	10,535	501	—	11,036
Gross profit	3,902	757	—	4,659
Selling, general and administrative expenses	4,148	1,249	12,696	18,093
Depreciation and amortization	—	—	1,446	1,446
Operating loss	(246)	(492)	(14,142)	(14,880)
Net interest and other finance costs				3,095
Loss before income taxes				(17,975)
The Company does not report total assets or total liabilities based on its operating segments.
The Company determines the geographic location of revenue based on the location of its customers.

	For the three months ended June 30
Geographic revenue:	2017	2016
	$	$
Canada	10,426	6,329
United States	5,988	3,103
Rest of World	11,791	6,263
	28,205	15,695
Note 4.     Earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the

Canada Goose Holdings Inc.    Page 8 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

weighted average number of ordinary shares, if any, that would be issued on exercise of stock options. On December 2, 2016, the Company completed a series of share capital transactions (the "Recapitalization"). Prior to the Recapitalization, the Company had issued certain performance-vested stock options under its Legacy Plan (note 11) that become exercisable into subordinate voting shares immediately prior to the closing of a qualifying liquidity event or sale of shares. Such instruments are not considered dilutive until the occurrence of the event that would result in conversion or exercise, and are not included in the determination of diluted earnings per share. For the three months ended June 30, 2017, stock options to purchase 656,097 subordinate voting shares (March 31, 2017 - 1,917,101 shares) have contingent performance conditions and have been excluded from the calculation of diluted earnings per share.
On December 2, 2016, in connection with the Recapitalization, the Company subdivided its outstanding common shares on the basis of 10,000,000 shares for each outstanding common share. The terms of the outstanding stock options were adjusted to conform to the share structure after the Recapitalization. The effect of the share subdivision and corresponding adjustment to the number and terms of the outstanding stock options has been applied retrospectively to prior accounting periods in calculating basic and diluted earnings per share.
Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share. Accordingly, 3,549,546 potentially dilutive shares have been excluded from the calculation of diluted loss per share in the three months ended June 30, 2017 (June 30, 2016 - 1,699,898 shares).

	For the three months ended June 30
	2017	2016
	$	$

Net loss	(12,089)	(14,036)

Weighted average number of multiple and subordinate voting shares outstanding	106,500,498	100,000,000

Earnings (loss) per share
Basic and diluted	(0.11)	(0.14)
Note 5.    Trade receivables

	June 30	March 31
	2017	2017
	$	$
Trade accounts receivable	9,394	7,904
Credit card receivables	613	3,429
	10,007	11,333
Less: allowance for doubtful accounts and sales allowances	(1,464)	(2,623)
Trade receivables, net	8,543	8,710

Canada Goose Holdings Inc.    Page 9 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

The aging of trade receivables is as follows:

	Total		Past due
		Current	< 30 days	31-60 days	> 60 days
	$	$	$	$	$

Trade accounts receivable	9,394	8,209	13	37	1,135
Credit card receivables	613	613	—	—	—
June 30, 2017	10,007	8,822	13	37	1,135

Trade accounts receivable	7,904	1,135	1,972	2,013	2,784
Credit card receivables	3,429	3,429	—	—	—
March 31, 2017	11,333	4,564	1,972	2,013	2,784
The Company has entered into an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivables from certain designated customers based on a total deductible of $50. As at June 30, 2017, accounts receivable totaling approximately $8,059 (March 31, 2017 - $7,180), were insured under this agreement, representing 85.8% of trade accounts receivable (March 31, 2017 - 90.8%).
Note 6.     Inventories

	June 30	March 31
	2017	2017
	$	$
Raw materials	34,236	27,670
Work-in-process	4,775	5,746
Finished goods	137,958	92,048
Total inventories at the lower of cost and net realizable value	176,969	125,464
Included in inventory as at June 30, 2017 are provisions for obsolescence and inventory shrinkage in the amount of $5,903 (March 31, 2017 - $4,900).
Amounts charged to cost of sales comprise the following:

	For the three months ended June 30
	2017	2016
	$	$
Cost of goods manufactured	14,068	10,583
Depreciation	895	453
	14,963	11,036

Canada Goose Holdings Inc.    Page 10 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Note 7.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	June 30	March 31
	2017	2017
	$	$
Trade payables	18,696	25,098
Accrued liabilities	16,700	16,506
Employee benefits	7,131	11,272
Other payables	4,835	5,347
Accounts payable and accrued liabilities	47,362	58,223
Note 8.        Provisions
Provisions consist primarily of amounts recorded in respect of customer warranty obligations, terminations of sales agents and distributors, asset retirement obligations and sales returns, primarily on goods sold through the Direct-to-Consumer sales channel.
The provision for warranty claims represents the present value of management's best estimate of the future outflow of economic resources that will be required under the Company's obligations for warranties under sale of goods, which may include repair or replacement of previously sold products. The estimate has been made on the basis of historical warranty trends and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality and production.
The sales contract provision relates to management’s estimated cost of the departure of certain third party dealers, agents and distributors.
Direct-to-Consumer sales have a limited right of return, typically within 30 days.

	Warranty	Sales Contracts	Sales returns	Other	Total
	$	$	$	$	$
Balance as at March 31, 2017	8,119	3,000	3,372	1,081	15,572
Additional provisions recognized	249	—	314	153	716
Reductions resulting from settlement	(783)	—	(397)	—	(1,180)
Release of provisions - Wholesale	—	—	(676)	—	(676)
Release of provisions - Direct-to-Consumer	—	—	(396)	—	(396)
Other	—	—	30	28	58
Balance as at June 30, 2017	7,585	3,000	2,247	1,262	14,094

Canada Goose Holdings Inc.    Page 11 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Provisions are classified as current and non-current liabilities based on management's expectation of the timing of settlement, as follows:

	June 30	March 31
	2017	2017
	$	$
Current provisions	4,733	6,046
Non-current provisions	9,361	9,526
	14,094	15,572

Note 9.         Long-term debt
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving facility in the amount of $150,000 with an increase in commitments to $200,000 during the peak season (June 1 – November 30) and a revolving credit commitment comprising a letter of credit commitment in the amount of $25,000, with a $5,000 sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. Dollars or Euros, and a swingline commitment for $25,000. The revolving facility has a 5-year term and can be drawn in Canadian dollars, U.S. dollars, Euros or other currencies. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly. The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the three months ended June 30, 2017, the Company was in compliance with all covenants.
The amount outstanding as at June 30, 2017 with respect to the revolving facility is $97,277, net of deferred financing charges of $1,982 (March 31, 2017 - $6,642 outstanding, net of deferred financing charges of $2,071). The Company has unused borrowing capacity available under the revolving facility of $71,721 as at June 30, 2017 (March 31, 2017 - $80,671).
As at June 30, 2017, the Company had letters of credit outstanding under the revolving facility of $544 (March 31, 2017 - $552).
During the three months ended June 30, 2016, the Company used the proceeds from the revolving facility to repay and extinguish its previous revolving credit facility and term credit facility. As a result of the extinguishment of the previous revolving credit facility and term credit facility, deferred financing charges in the amount of $946 were expensed as net interest and other finance costs during the three months ended June 30, 2016.
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount owing of $147,815 (US$113,782). The term loan bears interest at a rate of LIBOR plus an applicable margin of 4% payable quarterly or at the end of the then current interest period (whichever is earlier) in arrears, provided that LIBOR may

Canada Goose Holdings Inc.    Page 12 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

not be less than 1%. The term loan is due on December 2, 2021. Amounts owing under the term loan may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains non-financial covenants which could impact the Company's ability to draw funds. As at and during the three months ended June 30, 2017, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

	June 30	March 31
	2017	2017
	$	$
Term loan	147,815	151,581
Less unamortized portion of:
original issue discount	(3,805)	(4,120)
deferred financing fees	(1,145)	(1,209)
embedded derivative	(823)	(870)
revaluation for interest rate modification	(5,482)	(5,935)
	136,560	139,447
The Company recognized the fair value of the embedded derivative liability related to the interest rate floor at the inception of the term loan. The related derivative liability is remeasured at each reporting period and is included in other long-term liabilities.
On March 21, 2017, the Company prepaid $65,031 (US$48,800) of the outstanding principal balance of the term loan. After the prepayment, the applicable margin was reduced from 5% to 4%, (provided that LIBOR may not be less than 1% throughout the term of the loan). The decrease in the applicable margin from 5% to 4% gave rise to a decrease in the carrying value of the term loan which is being amortized over the remaining term.

Canada Goose Holdings Inc.    Page 13 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Net interest and other finance costs
Net interest and other finance costs consist of the following:

	For the three months ended June 30
	2017	2016
	$	$
Interest expense
Revolving facility	486	276
Term loan	2,578	—
Credit facility	—	393
Subordinated debt	—	1,425
Other	(4)	8
Standby fees	32	47
Write off deferred financing costs on refinancing	—	946
Interest expense and other financing costs	3,092	3,095
Note 10.     Shareholders' equity
The authorized and issued share capital of the Company are as follows:
Authorized
The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.
Issued
Multiple voting shares - Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or additionally, in the case of DTR, when the President and Chief Executive Officer no longer serves as an officer or director of the Company.
Subordinate voting shares - Holders of the subordinate voting shares are entitled to one vote per subordinate voting share.
The rights of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. Subject to the prior rights of any preferred shares, the holders of subordinate and multiple voting shares participate equally in any dividends declared, and share equally in any distribution of assets on liquidation, dissolution, or winding up.

Canada Goose Holdings Inc.    Page 14 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

The transactions affecting the issued and outstanding share capital of the Company in the three months ended June 30, 2017 and 2016 are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance, as at March 31, 2017	83,308,154	2,209	23,088,883	101,086	106,397,037	103,295
Convert multiple voting shares to subordinate voting shares	(2,100,754)	(56)	2,100,754	56	—	—
Exercise of stock options	—	—	367,574	529	367,574	529
Balance, as at June 30, 2017	81,207,400	2,153	25,557,211	101,671	106,764,611	103,824

	Common Shares				Preferred Shares										Total
	Class A		Class B		Class A senior preferred		Class A junior preferred		Class B senior preferred		Class B junior preferred		Class D preferred
	Number	$	Number	$	Number	$	Number	$	Number	$	Number	$	Number	$	Number	$
Balance, as at March 31, 2016 and June 30, 2016	7	3,350	3	—	53,144,000	53,144	3,426,892	3,727	22,776,000	—	34,164,000	—	—	—	113,510,902	60,221

Note 11.    Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering (the "Legacy Plan") and subsequently (the "Omnibus Plan"). All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan.
Service-vested options
Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.
Performance-vested and exit event options
Performance-vested options that are tied to an exit event become eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. An exit event is triggered based on a target realized rate of return on invested capital. Other performance-vested options vest based on measurable performance targets that do not involve an exit event. Performance-vested options are subject to the executive’s continued employment. On each vesting date, service-vested options vest, and performance-vested exit event options become eligible to vest upon the occurrence of an exit event. The completion of the public share offering represents an exit event such that certain options that were eligible to vest became vested.

Canada Goose Holdings Inc.    Page 15 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions in the three months ended June 30, 2017 are as follows:

	Weighted average exercise price	Number of shares
Options outstanding, March 31, 2017	$1.63	5,810,777
Options granted to purchase shares - Omnibus Plan	$30.73	226,811
Options cancelled	$2.02	(279,365)
Options exercised	$0.40	(367,574)
Options outstanding, June 30, 2017	$2.91	5,390,649
The following table summarizes information about stock options outstanding and exercisable at June 30, 2017:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$0.02	2,374,234	6.8	1,156,884	6.8
$1.90	18,519	7.2	—	7.2
$0.25	207,222	7.2	44,258	7.2
$2.37	18,519	7.3	—	7.3
$1.79	1,333,330	7.7	296,288	7.7
$4.62	1,078,682	8.7	84,591	8.8
$8.94	133,332	9.6	—	—
$30.73	226,811	9.9	—	—
	5,390,649		1,582,021
On each vesting date, options become eligible to vest upon the occurrence of an exit event. As at June 30, 2017, there are 656,097 options that are eligible to vest immediately upon the occurrence of a future exit event.
Accounting for share-based awards
In the three months ended June 30, 2017, the Company recorded $160 as contributed surplus and compensation expense for the vesting of stock options (2016 - $125). Share-based compensation expense is included in selling, general and administrative expenses.

Canada Goose Holdings Inc.    Page 16 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

The assumptions used to measure the fair value of options granted during the three months ended June 30, 2017 under the Black Scholes option pricing model at the grant date were as follows:

For the three months ended June 30
2017
Stock price valuation	$30.73
Exercise price	$30.73
Risk-free interest rate	0.65% to 0.96%
Expected life in years	10
Expected dividend yield	— %
Volatility	50%
Fair value of options issued in the period	$9.37
Note 12.    Leases
Rent expense comprises the following:

	For the three months ended June 30
	2017	2016
	$	$
Lease expense	3,709	1,369
Contingent rent	27	—
	3,736	1,369
Deferred rent in the amount of $1,651 (March 31, 2017 - $2,110) is included in other long-term liabilities.
Note 13.    Business combination
On April 18, 2016, the Company acquired the assets of an apparel manufacturing business for consideration of $1,400.
The Company paid $500 on the closing date of the transaction and made further payments when due of $150 in January and $350 in May 2017 and recorded contingent consideration with a fair value of $400 owing to the former owners upon satisfaction of additional requirements. Contingent consideration of $340 remains outstanding and is included in accounts payable and accrued liabilities. The remaining contingent consideration is remeasured at its fair value at each reporting date and any resulting gain or loss is included in the statement of income and comprehensive income.
Note 14.    Related party transactions
On December 9, 2013, the Company entered into a management agreement with certain affiliates of Bain Capital for a term of five years, which was terminated upon the public share offering on March 21, 2017, in accordance with the terms of the agreement. During the three months ended June 30, 2017, the Company incurred management fees of $nil (three months ended June 30 2016 - $149) and interest expense of $nil (three months ended June 30, 2016 - $1,425) on the subordinated debt due to Bain Capital. As at June 30, 2016, accrued interest on the subordinated debt of $3,335 was included in the accounts payable and accrued liabilities.

Canada Goose Holdings Inc.    Page 17 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

During the three months ended June 30, 2017, the Company made payments for travel expenses of $104 (June 30, 2016 - $nil) to companies related to the shareholders.
During the three months ended June 30, 2017, the Company expensed $nil to an affiliate controlled by majority shareholder for IT services (three months ended June 30, 2016 - $19).
Note 15.    Financial instruments and fair value
Management assessed that the fair values of cash, trade receivables, and accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
As at June 30, 2017, the fair value of the revolving facility is equal to the amount owing of $99,259 (March 31, 2017 - $8,713). The fair value of the term loan is equal to the amount owing of $147,815 (March 31, 2017 - $151,581).
Derivative Financial Instruments
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s sales and purchases are denominated in other currencies, principally U.S. dollars, Euros, Pounds Sterling and Swiss Francs. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues and purchases denominated in U.S. dollars and Euros. Beginning in fiscal 2017, certain U.S. dollar and Euro forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges with respect to expected activity in the 2018 fiscal year. During the three months ended June 30, 2017, a loss in the fair value of derivatives designated as cash flow hedges in the amount of $151 (three months ended June 30, 2016 - $nil) has been recorded in other comprehensive income. During the three months ended June 30, 2017, gains of $571 (three months ended June 30, 2016 - $409) on forward exchange contracts that are not treated as hedges have been recognized in selling, general and administrative expenses in the statement of income. During the three months ended June 30, 2017, gains of $23 were reclassified from other comprehensive income to selling, general and administrative expenses.
Foreign currency forward exchange contracts outstanding as at June 30, 2017 are:

	Contract Amount	Primary Currency
Forward exchange contract to purchase currency	CHF 5,700	Swiss Francs
	US$14,750	U.S. dollars
	€3,250	Euros
	£1,250	Pounds Sterling

Forward exchange contract to sell currency	US$31,700	U.S. dollars
	€23,450	Euros
	£15,250	Pounds Sterling

Canada Goose Holdings Inc.    Page 18 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Fair Value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	June 30, 2017					March 31, 2017
	Level 1	Level 2	Level 3	Carrying value	Fair Value	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Cash	13,103	—	—	13,103	13,103	9,678	—	—	9,678	9,678
Derivatives included in other current assets	—	1,209	—	1,209	1,209	—	305	—	305	305

Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	2,440	—	2,440	2,440	—	786	—	786	786
Derivatives included in other long-term liabilities	—	438	—	438	438	—	782	—	782	782
There were no transfers between the levels of the fair value hierarchy.
Note 16.    Commitments and contingencies
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at June 30, 2017:

Contractual obligations	Q2 to Q4 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	47,362	—	—	—	—	—	—	47,362
Revolving facility	—	—	—	—	99,259	—	—	99,259
Term loan	—	—	—	—	147,815	—	—	147,815
Interest commitments relating to long-term debt (1)	7,444	9,925	9,925	9,925	5,517	—	—	42,736
Foreign exchange forward contracts	1,231	—	—	—	—	—	—	1,231
Operating leases	9,206	12,860	13,021	13,170	13,280	13,302	43,696	118,535
Pension obligation	—	—	—	—	—	—	1,078	1,078

(1)	Interest commitments as at June 30, 2017, are calculated based on the loan balances, and the average interest rate payable on the revolving facility and the term loan of 2.22% and 5.23%, respectively.

Canada Goose Holdings Inc.    Page 19 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

Note 17.    Selected cash flow information
Changes in non-cash operating items

	For the three months ended June 30
	2017	2016
	$	$
Trade receivables	167	7,678
Inventories	(51,505)	(41,520)
Other current assets	3,608	(2,476)
Accounts payable and accrued liabilities	(11,962)	(7,491)
Provisions	(1,478)	3,501
Deferred rent	(459)	—
Other	300	217
Change in non-cash operating items	(61,329)	(40,091)
Changes in liabilities and equity arising from financing activities

	Revolving facility	Term loan	Share capital
	$	$	$
Balance as at March 31, 2017	6,642	139,447	103,295
Cash flows:
Borrowings on revolving facility	90,502	—	—
Exercise of stock options	—	—	148

Non-cash items:
Amortization of debt costs
Discount	—	220	—
Embedded derivative	—	47	—
Interest rate modification	—	316	—
Deferred financing costs	89	65	—
Contributed surplus on exercise of stock options	—	—	381
Unrealized foreign exchange loss (gain)	44	(3,535)	—
Balance as at June 30, 2017	97,277	136,560	103,824
Note 18.    Subsequent events
Secondary offering
On July 5, 2017, the Company completed a secondary offering of 12,500,000 subordinate voting shares sold by the Principal Shareholders and certain members of management. The Company received no proceeds from the sale of shares.
In connection with the secondary offering:

a)	The Principal Shareholders converted 12,414,078 multiple voting shares into subordinate voting shares, which were then sold to the public.

Canada Goose Holdings Inc.    Page 20 of 21

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended June 30, 2017 and 2016
(in thousands of Canadian dollars, except per share amounts)

b)	Certain members of management exercised stock options to purchase 85,922 subordinate voting shares, which were then sold to the public.

c)	The completion of the public share offering represents an exit event such that 820,543 performance vested exit event options that were eligible to vest became vested.

d)	The Company incurred transaction costs in the amount of $1,328 in the three months ended June 30, 2017 that are included in selling, general and administrative expenses.
On completion of the offering, the Company had 70,894,076 multiple voting and 35,956,457 subordinate voting shares outstanding. The Principal Shareholders, Bain Capital and DTR, owned 67.4% and 32.6%, respectively, of the multiple voting shares outstanding. There were 5,304,729 options outstanding to purchase subordinate voting shares, of which 2,119,458 are vested.

Canada Goose Holdings Inc.    Page 21 of 21